# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LINKAGE GLOBAL INC, CIK 0001969401
CUSIP: G5500B128
Title of class of securities: Class A Ordinary Share, par value $0.0025 per share
Address of issuer's principal executive offices: 2-23-3 Minami-Ikebukuro, Toshima-ku, Tokyo, Japan (M0), 171-0022
Date of event which requires filing of this statement: 06/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002075912

## Reporting persons
- Shubiao Shi: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (15.2% of the class)
  Comment: (1) Consists of 1,000,000.00 shares of Class A Ordinary Shares held of record by Shubiao Shi.
  (2) Based on the quotient obtained by dividing (a) the number of shares of Class A Ordinary Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the total of 6,580,022 shares of Class A Ordinary Shares outstanding as of June 9, 2025 as reported by the Issuer to the Reporting Person.

## Item 1. Issuer
Name of issuer: LINKAGE GLOBAL INC
Address of issuer's principal executive offices: 2-23-3 Minami-Ikebukuro, Toshima-ku, Tokyo, M0 171-0022

## Item 2. Person Filing
Name of person filing: This statement is filed by Shubiao Shi, who is referred to herein as "Reporting Person," with respect to Class A Ordinary Share of LINKAGE GLOBAL INC (the "Company"), par value $0.0025 per share (the "Shares").
Address of principal business office or, if none, residence:
Mandar House, 3rd floor P.O. Box 2196 Johnson's Ghut Tortola VG1110
VIRGIN ISLANDS, BRITISH
Citizenship: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person beneficially owns 1,000,000 Class A Ordinary Shares.
Percent of class:
15.2%

The aggregate number and percentage of Class A Ordinary Shares beneficially or directly owned by the Reporting Person is based upon a total of 6,580,022 Class A Ordinary Shares outstanding as of June 9, 2025. The Reporting Person beneficially owns 1,000,000 Class A Ordinary Shares, representing approximately 15.2% of issued and outstanding Class A Ordinary Shares.
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person hereto and is incorporated herein by reference for such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person hereto and is incorporated herein by reference for such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person hereto and is incorporated herein by reference for such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person hereto and is incorporated herein by reference for such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Shubiao Shi: /s/ Shubiao Shi, Shubiao Shi (07/07/2025)